SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.
i) CAPITAL GUARDIAN TRUST COMPANY
State Street Nominees Limited 1,108,900
Bank of New York Nominees 293,300
Northern Trust 119,800
Chase Nominees Limited 6,013,800
BT Globenet Nominees Ltd 192,600
Midland Bank plc 1,219,000
Bankers Trust 431,224
Barclays Bank 11,700
Brown Bros. 24,200
Nortrust Nominees 1,755,006
MSS Nominees Limited 20,900
State Street Bank & Trust Co. 19,700
Citibank NA 12,500
Mellon Bank N.A. 61,800
ROY Nominees (UK) Limited 26,900
Mellon Nominees (UK) Limited 245,000
HSBC 19,200
JP Morgan Chase Bank 462,300
ii) CAPITAL INTERNATIONAL LIMITED
State Street Nominees Limited 553,800
Bank of New York Nominees 10,843,286
Northern Trust 5,125,060
Chase Nominees Limited 7,468,400
Midland Bank plc 602,200
Bankers Trust 232,500
Barclays Bank 98,600
Citibank London 195,813
Morgan Guaranty 705,200
Nortrust Nominees 7,280,800
MSS Nominees Limited 139,000
State Street Bank & Trust Co 3,290,100
Lloyds Bank 139,800
Citibank 351,565
Citibank NA 1,245,700
Deutsche Bank AG 223,200
Chase Manhattan Nominee Ltd 145,500
HSBC Bank plc 2,139,300
Mellon Bank N.A. 391,100
Northern Trust AVFC 1,513,400
KAS UK 175,600
Mellon Nominees (UK) Limited 301,700
Bank One London 500,500
HSBC 50,700
JP Morgan Chase Bank 125,800
Raiffeisen Zentral Bank 1,977,700
Fortis Bank 22,500
Metzler Seel Sohn & Co. 312,100
Nordea Bank 226,448
Bayerische Hypo Und Vereinsbank AG
45,100
iii) CAPITAL INTERNATIONAL S.A.
State Street Nominees Limited 70,600
Chase Nominees Limited 1,326,301
Midland Bank plc 267,000
Barclays Bank 80,500
Pictet & Cie, Geneva 182,400
Nortrust Nominees 25,800
Morgan Stanley 29,900
JP Morgan 2,459,500
State Street Bank & Trust Co. 344,100
Lloyds Bank 71,400
Citibank NA 42,400
HSBC Bank plc 874,300
JP Morgan Chase Bank 45,400
Lombard Odier Et Cie, Geneva 517,600
Metzler Seel 37,400
Credit Suisse, Zurich 113,200
iv) CAPITAL INTERNATIONAL, INC.
State Street Nominees Limited 3,222,900
Bank of New York Nominees 1,719,090
Northern Trust 77,300
Chase Nominees Limited 5,689,500
Midland Bank plc 148,800
Bankers Trust 85,000
Nortrust Nominees 601,200
State Street Bank & Trust Co 1,059,900
Citibank 38,100
Citibank NA 734,726
HSBC Bank plc 98,648
JP Morgan Chase Bank 168,800
v) CAPITAL RESEARCH AND MANAGEMENT COMPANY
Chase Nominees Limited 5,485,000

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

26 SEPTEMBER 2006

12. Total holding following this notification

84,077,067 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

7.049%

14. Any additional information

 15. Name of contact and telephone number for queries

CAROLINE SMITHSON, 020 7009 5398

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

27 SEPTEMBER 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.